06017118

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

File No. 82-34729

SUPPL

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST ANNOUNCES QUARTERLY DISTRIBUTION

TORONTO, September 21, 2006 - Legacy Hotels Real Estate Investment Trust ("Legacy" or the "Trust") (TSX: LGY.UN) today announced a third quarter distribution of $0.08 per unit to unitholders of record as of October 2, 2006. Payment will be made on or about October 20, 2006.

Canada's travel industry and Legacy experienced soft U.S. leisure travel during the summer months. Legacy's business group segment continues to benefit from an active environment.

Legacy has $150 million of convertible debentures maturing on April 1, 2007. Interested debenture holders can access an accurate summary of conversion rights on Legacy's website at www.legacyhotels.ca.

Legacy will release its third quarter results on November 2, 2006.

About Legacy Hotels Real Estate Investment Trust
Legacy is the largest Canadian lodging real estate investment trust, focused on the ownership of luxury and first-class hotels. With a presence across Canada and in two top U.S. markets, Legacy's portfolio of 24 hotels provides geographical diversification across major urban centres. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

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Contact: Chantal Nappert
Executive Director, Investor Relations
Tel: (416) 860-6140
Toll: (866) 627-0641
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

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